EXHIBIT 21.1

LIST OF SUBSIDIARIES

The subsidiaries of Bark Group Inc., a Nevada corporation, are comprised of the following:

Name of Subsidiary	Jurisdiction of Incorporation	Share Capital Ownership	Date of Incorporation
Bark Corporation A/S	Denmark	100% of share capital owned by Bark Group Inc.	October 9, 2006
Bark Advertising A/S	Denmark	87% of share capital owned by Bark Group Inc.	October 12, 2006
Bark Copenhagen A/S	Denmark	100% of share capital owned by Bark Advertising A/S	January 8, 2002
Bark Media ApS	Denmark	100% of share capital owned by Bark Advertising A/S	August 15, 2004
Bark Property ApS	Denmark	100% of share capital owned by Bark Corporation A/S	September 28, 2007